                           Filed by Simplex Solutions, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                        Subject Company: Simplex Solutions, Inc.
                                                  Commission File No.: 000-32487

      This filing relates to a proposed merger between Cadence Design Systems, Inc. ("Cadence") and Simplex Solutions, Inc. ("Simplex") pursuant to the terms of an Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence, Simplex and Zodiac Acquisition, Inc.

      The following is the text of a press release issued by Simplex on May 3, 2002 regarding Simplex's adoption of a stockholder rights plan:


             SIMPLEX SOLUTIONS, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

SUNNYVALE, Calif., May 3 /PRNewswire-FirstCall/ -- Simplex Solutions, Inc. (Nasdaq: SPLX), a leading provider of software and services for the design and verification of integrated circuits (ICs), today announced that, in connection with Simplex's proposed merger with Cadence Design Systems, Inc. (NYSE: CDN), Simplex's board of directors has adopted a stockholder rights plan. Under the plan, Simplex will issue a dividend of one right for each share of its common stock held by stockholders of record as of the close of business on May 17, 2002.

The stockholder rights plan is designed to guard against partial tender offers and other coercive tactics to gain control of the company without offering a fair and adequate price and terms to all of Simplex's stockholders. The plan was not adopted in response to any efforts to acquire the company, and, other than the proposed transaction with Cadence (which is excepted under the plan), Simplex is not aware of any such efforts.

Each right will initially entitle stockholders to purchase a fractional share of Simplex's preferred stock for $70. However, the rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. If a person or group acquires, or announces a tender or exchange offer that would result in the acquisition of, 15 percent or more of Simplex's common stock while the stockholder rights plan remains in place, then, unless the rights are redeemed by Simplex for $0.001 per right, the rights will become exercisable by all rights

                                     -more-
holders except the acquiring person or group for shares of Simplex or shares of the third party acquirer having a value of twice the right's then-current exercise price. Further details of the plan are outlined in a letter that will be mailed to stockholders following the record date.

ABOUT SIMPLEX

Simplex Solutions, Inc. provides software and services for the design and verification of integrated circuits (ICs) to enable its communications, computer and consumer-products customers to achieve first-time production success and rapid delivery of complex systems-on-chip. Simplex's customers use its products and services prior to manufacture to design and verify ICs to help ensure that they will perform as intended, taking into account the complex effects of deep-submicron semiconductor physics. Simplex can be reached at 408-617-6100 or on the web at http://www.simplex.com.

                                     -more-

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SIMPLEX ADOPTS STOCKHOLDER RIGHTS PLAN............................   PAGE 2 OF 2

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

Cadence Design Systems, Inc. and Simplex Solutions, Inc. intend to file with the Securities and Exchange Commission a registration statement, including a proxy statement/prospectus, and other relevant materials in connection with the proposed merger. The proxy statement/prospectus will be mailed to the stockholders of Simplex. Investors and security holders of Simplex are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cadence, Simplex and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cadence or Simplex with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cadence by contacting Cadence Investor Relations, 2655 Seely Avenue, Building 5, San Jose, California 95134, (408) 943-1234. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Simplex by contacting Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, (408) 617-6100. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Simplex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Simplex in favor of the proposed merger. A description of the interests of the executive officers and directors in Simplex is set forth in the proxy statement for Simplex's 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 10, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Simplex by directing a request to Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, (408) 617-6100. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the executive officers and directors in the proposed merger by reading the proxy statement/prospectus when it becomes available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the proposed merger between Simplex and Cadence and the stockholder rights plan. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by Simplex's stockholders; the satisfaction of closing conditions to the proposed merger, including the receipt of regulatory approvals; and the effectiveness of the stockholder rights plan in guarding against partial tender offers and other coercive tactics to gain control of Simplex. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Simplex's most recent filings with the Securities and Exchange Commission. Simplex undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

                                      # # #

Note: Simplex Solutions and the Simplex logo are trademarks of Simplex
      Solutions, Inc.

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SOURCE  Simplex Solutions, Inc.




Web site:  http://www.simplex.com


CONTACT: Janet Greene - PR, +1-408-617-6195, or jgreene@simplex.com, or Jonathan Lin - IR, +1-408-617-6193, or jonathan@simplex, both of Simplex Solutions, Inc.